Act Securities Exchange Act of 1934
Section 15(a), 28(e)
Rule
Public Availability April 13, 2007

April 13, 2007



Lee A. Pickard, Esq.
Pickard and Djinis LLP
1990 M Street, N.W.
Washington, DC 20036

Re: Status of Research Vendors in Capital Institutional Services, Inc.'s Client Commission Arrangements

Dear Mr. Pickard:

In your letter dated April 11, 2007, on behalf of Capital Institutional Services, Inc. ("CAPIS"), you request assurances that the staff of the Division of Market Regulation ("Staff") will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") against research vendors participating in CAPIS' client commission arrangements ("Research Vendors") if those Research Vendors receive compensation for products and services that are considered "research services" under the safe harbor set forth in Section 28(e) of the Exchange Act, as recently interpreted by the Commission ("Research Services"),[1] without registering as broker-dealers pursuant to Section 15(b) of the Exchange Act.

Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if a Research Vendor receives payment for its Research Services from credits generated from client commissions set apart in a client commission arrangement under Section 28(e) of the Exchange Act without registering as a broker-dealer.[2] In reaching this position, we note in particular the following:

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[1] *See* Securities Exchange Act Release No. 54165 (July 18, 2006), 71 FR 41978 at Section III.C (July 24, 2006) ("2006 Interpretive Release"); *see also* Sections 28(e)(3)(A)-(B) of the Exchange Act.

[2] According to your letter, CAPIS' program ("Program") has been designed to comply with the recent change to the interpretation of the "provided by" element of the Section 28(e) safe harbor set forth in the 2006 Interpretive Release. 71 FR 41,978, 41,994-41,995. Through the Program, a money manager requests CAPIS to credit a negotiated portion of an agency commission for the provision of Research Services. The credits represent CAPIS' commitment to provide Research Services requested by the money manager, and do not represent funds of the money manager or of accounts managed by the money manger. The money manager may periodically request CAPIS to pay a specified dollar amount from these credits for Research Services.

- The money manager is responsible for independently determining the value of the Research Services in accordance with its good faith determination under Section 28(e) of the Exchange Act, although the money manager's good faith determination may be based on input from the Research Vendor;

- CAPIS is not involved in determining the value of the Research Services provided by a Research Vendor to the money manager;

- The Research Vendor receives payment for Research Services based upon credits that, by agreement between CAPIS and the money manager, have been set aside for the provision of Research Services;

- Payment to the Research Vendor is not conditioned, directly or indirectly, on the execution of any particular transaction or transactions in securities that are described or analyzed in the Research Services; and

- The Research Vendor does not perform other functions that are typically characteristic of broker-dealer activity (*e.g.*, the Research Vendor does not solicit brokerage transactions by disseminating quotations, accept or otherwise handle customer orders, introduce or carry customer securities accounts, receive or hold customer funds or securities, execute, clear, or settle securities transactions, or engage in proprietary securities trading).

This position is based on the facts presented and the representations you have made, and any different facts and circumstances may require a different response. Furthermore, this response expresses the Staff's position on enforcement action only and does not purport to express any legal conclusions on the question presented. The Staff expresses no view with respect to any other questions that the proposed activities may raise, including the applicability of any other federal or state laws or self-regulatory organization rules.

Sincerely,

Brian A. Bussey
Assistant Chief Counsel

PICKARD AND DJINIS LLP
ATTORNEYS AT LAW
1990 M STREET, N.W.
WASHINGTON, D.C. 20036

TELEPHONE
(202) 223-4418

TELECOPIER
(202) 331-3813

April 11, 2007

BY HAND DELIVERY

Catherine McGuire
Associate Director and Chief Counsel
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Status of Research Vendors in Capital Institutional Services, Inc.'s Client Commission Arrangements

Dear Ms. McGuire:

On behalf of Capital Institutional Services, Inc. ("CAPIS"), we request assurances that the staff of the Division of Market Regulation ("Division") will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") against research vendors ("Research Vendors") participating in CAPIS' client commission arrangements if, as described below, the Research Vendors receive compensation for products and services that are considered "research services" under the safe harbor set forth in Section 28(e) of the Exchange Act, as recently interpreted by the Commission ("Research Services")[1] without registering as broker-dealers pursuant to Section 15(b) of the Exchange Act.

Background

CAPIS is a leading U.S. institutional broker specializing in global agency trading and commission management for asset managers and plan sponsors. CAPIS has successfully developed and provided an array of brokerage solutions specifically tailored to the institutional marketplace since 1977. CAPIS executes all trades on an agency basis and introduces such trades on a fully-disclosed basis to one or more clearing firms for clearance and settlement. CAPIS is a broker-dealer registered with the Commission pursuant to Section 15(b) of the Exchange Act, and is a member of the New York Stock Exchange, the American Stock Exchange and the NASD.

[1] *See* Securities Exchange Act Release No. 54165 (July 18, 2006), 71 FR 41978 at Section III.C (July 24, 2006) ("2006 Interpretive Release"); *see also* Sections 28(e)(3)(A)-(B) of the Exchange Act.

CAPIS facilitates the delivery of research and other products and services from Research Vendors to institutional money managers pursuant to the Section 28(e) safe harbor. CAPIS' program (the "Program") allows money managers to consolidate payments for a variety of Research Services through one channel using credits generated from client commissions from securities transactions effected through CAPIS.[2]

The Program operates as follows. At the outset of the relationship, CAPIS and the money manager negotiate the portion of the agency commissions of the money manager's client accounts which will be credited for the provision of Research Services. The credits represent CAPIS' commitment to provide Research Services requested by the money manager, and do not represent funds of the money manager or of accounts managed by the money manger.

The money manager may periodically request CAPIS to pay a specified dollar amount from these credits for Research Services. Any such request will include the identity of the Research Vendor, a description of the Research Services, and the amount to be paid to the Research Vendor. If the request is for services rendered by a Research Vendor that is not a broker-dealer, the amount to be paid is the cash value of the Research Services provided to the money manager. The money manager is responsible for independently determining the value of the Research Services in accordance with its good faith determination under Section 28(e) of the Exchange Act, although the money manager's determination may be based on input from the Research Vendor that prepares the Research Services. CAPIS is not involved in determining the value of the Research Services provided by a Research Vendor to the money manager. Payment to the Research Vendor is not conditioned, directly or indirectly, on the execution of any particular transaction or transactions in securities described or analyzed in the Research Services.

Analysis and Request

Section 3(a)(4) of the Exchange Act defines the term "broker," in relevant part, as "any person engaged in the business of effecting transactions in securities for the account of others." Section 3(a)(5) of the Exchange Act defines the term "dealer," in relevant part, as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." In interpreting Sections 3(a)(4) and 3(a)(5), the Commission and the Division have considered the receipt of transaction-based compensation as a key factor in considering whether a person is "engaged in the business" of transacting securities, and therefore subject to broker-dealer registration.[3]

[2] The Program described herein has been designed to comply with the recent change to the interpretation of the "provided by" element of the Section 28(e) safe harbor set forth in the 2006 Interpretive Release. 71 FR 41,978, 41,994-41,995.

[3] *See, e.g.*, Herbruck, Alder & Co., SEC Staff No-Action Letter (May 3, 2002) (stating "[t]he Division previously has noted that the receipt of compensation related to securities transactions is a key factor that may require an entity to register as a broker-dealer. Absent an exemption, an entity that receives securities

We recognize that paying Research Vendors for Research Services from credits generated from client commissions could, depending on the circumstances, raise a question of whether the Research Vendors are receiving transaction-based compensation. The Division recently addressed a similar issue in a no-action letter issued to Goldman, Sachs & Co.[4] Although the CAPIS Program differs from that described in the Goldman, Sachs & Co. no-action letter in that CAPIS pays Research Vendors based upon credits, rather than from a pool of commissions, and CAPIS introduces all of its trades on a fully-disclosed basis to a clearing firm, it is our view that these slight differences do not alter the analysis under Section 15(a) of the Exchange Act as to the registration status of Research Vendors. However, CAPIS believes it would be worthwhile to gain the clarity of the Division's views on the matter for the benefit of the Research Vendors.

Accordingly, we request assurances that the Division will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act against Research Vendors participating in the CAPIS Program if such Research Vendors are paid for Research Services from credits generated in the manner set forth above without being registered as broker-dealers pursuant to Section 15(b) of the Exchange Act. In particular, we note the following regarding the CAPIS Program:

- The money manager is responsible for independently determining the value of the Research Services in accordance with its good faith determination under Section 28(e) of the Exchange Act, although the money manager's good faith determination may be based on input from the Research Vendor;

- CAPIS is not involved in determining the value of the Research Services provided by a Research Vendor to the money manager;

- The Research Vendor receives payment for Research Services based upon credits that, by agreement between CAPIS and the money manager, have been set aside for the provision of Research Services;

- Payment to the Research Vendor is not conditioned, directly or indirectly, on the execution of any particular transaction or transactions in securities that are described or analyzed in the Research Services; and

- The Research Vendor does not perform other functions that are typically characteristic of broker-dealer activity (*e.g.*, the Research Vendor does not solicit brokerage transactions by

commissions or other transaction-based compensation in connection with securities-based activities that fall within the definition of "broker" or "dealer" generally is itself required to register as a broker-dealer."); *see also, e.g.*, Birchtree Financial Services, Inc., SEC Staff No-Action Letter (September 22, 1998); 1st Global, Inc., SEC Staff No-Action Letter (May 7, 2001).

[4] Goldman, Sachs & Co., SEC Staff No-Action Letter (January 30, 2007).

disseminating quotations, accept or otherwise handle customer orders, introduce or carry customer securities accounts, receive or hold customer funds or securities, execute, clear, or settle securities transactions, or engage in proprietary securities trading).[5]

* * * * *

If you have any questions regarding this request, please call Lee A. Pickard or William D. Edick at 202-223-4418. On behalf of CAPIS, we appreciate your consideration of this request.

Sincerely,



Lee A. Pickard

cc: Kristi P. Wetherington, CEO, CAPIS

END

[5] The Division's staff has outlined a number of activities that may trigger broker-dealer registration requirements. *See, e.g.*, BondGlobe, Inc. SEC Staff No-Action Letter (February 6, 2001); BD Advantage, Inc., SEC Staff No-Action Letter (October 11, 2000); *see also* Division of Market Regulation, Guide to Broker-Dealer Registration (December 2005).